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January 11, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Frank Knapp

Pamela Long

Todd K. Schiffman
Robert Telewicz

Re:	Oyster Enterprises Acquisition Corp. Form S-1 filed December 30, 2020 File No. 333-251833

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Oyster Enterprises Acquisition Corp. (the “Company”), in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on December 30, 2020 (File No. 333-251833), as set forth in the Staff’s letter dated January 7, 2021 addressed to Heath Freeman, Chief Executive Officer of the Company (the “Comment Letter”).

Set forth below is the Company’s response to the Comment Letter. For ease of reference, each comment contained in the Comment Letter is reproduced below in bold font type and is immediately followed by the response of the Company. Unless otherwise indicated, page references in the Company’s response refer to Amendment No. 1 to the Company’s Registration Statement, which has been filed with the Commission concurrently with this letter (the “S-1/A Registration Statement”).

Form S-1 filed December 30, 2020

Our warrant agreement will designate the courts of the State of New York..., page 60

1.	We note that this section indicates the warrant agreement will provide that actions under the Securities Act must be brought in courts of the State of New York or the United States District Court for the Southern District of New York. However, the Warrant Agreement (Exhibit 4.4, Section 9.3) is silent with regard to the Securities Act. Please reconcile the disclosure with the exhibit. We may have additional comments.

U.S. Securities and Exchange Commission
January 11, 2021

RESPONSE: The Company acknowledges the Staff’s comment and has revised Section 9.3 of the form of Warrant Agreement attached as Exhibit 4.4 to the S-1/A Registration Statement to conform to the disclosure on pages 60-61 of the S-1/A Registration Statement. Please see page 22 of Exhibit 4.4 to the S-1/A Registration Statement.

Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect…, page 64

2.	We note that this section is still inconsistent with your disclosure on page 144 under “Exclusive Forum for Certain Lawsuits”. This section does not discuss claims under the Exchange Act while the section on page 144 states that the provision does not apply to claims under the Exchange Act. Please revise and also insure that the relevant Exhibit provision is consistent when filed.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the S-1/A Registration Statement to reflect consistent disclosure in both sections. Please see pages 65-66 and 145-146 of the S-1/A Registration Statement. The Company has also filed a form of Amended and Restated Certificate of Incorporation, which is consistent with this disclosure, as Exhibit 3.2 to the S-1/A Registration Statement. Please see Article XIII (on pages 14-15) of Exhibit 3.2 to the S-1/A Registration Statement.

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We would be grateful if the Staff would provide any comments to the S-1/A Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the foregoing response or the S-1/A Registration Statement at any time, please do not hesitate to contact me at (312) 853-2071 or at mheinz@sidley.com.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz, Esq.

cc:          Heath Freeman – Oyster Enterprises Acquisition Corp.

Bradley D. Howard – Sidley Austin LLP

Jonathan Ko – Paul Hastings LLP